UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 18, 2023

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In the Matter of

Every Assets I, LLC
106 E. 6th St, Suite 900-185
Austin, Texas 78701

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11988

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       Every Assets I, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 18, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief